UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2014

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

FREE TRANSLATION FROM THE ORIGINAL IN SPANISH LANGUAGE

COMMUNICATION OF RELEVANT INFORMATION

Promotora de Informaciones SA (PRISA) announces the following relevant information, under the provisions of article 82 of Act 24/1988, July 28th, of Securities Market (“Ley del Mercado de Valores”).

Following the Relevant Information dated May 28, 2014 with registration CNMV No. 206438, the Company communicates that an announcement has been published in the BORME, as of today, in relation to the system of payment in cash of fractional shares that may result in the released capital increase for the purpose of delivering additional Class A common shares as a result of the modification of the mandatory conversion ratio of the Class B shares.

The full text of the announcement is attached to this communication and also available on the website of the company (www.prisa.com).

Madrid, June 12, 2014

FREE TRANSLATION FROM THE ORIGINAL IN SPANISH LANGUAGE

PROMOTORA DE INFORMACIONES, S.A.

Delivery of common Class A shares due to modification of the required conversion of Class B shares by an increase of capital released

Completing and amending announcement published in the Official Bulletin of the Commercial Registry number 99 of May 28 th, 2014 and, in particular, in relation to the last paragraph of "Recipients of the increase. Free allocation rights" of the announcement, Promotora de Informaciones, S.A. (“Prisa” o la “Sociedad”) reminds that in the capital increase released to deliver additional Class A common shares as a result of the modification in the ratio of mandatory conversion of Class B shares, the number of shares to be issued will be rounded down. Therefore, fractional Class A shares will not be issued nor assigned. Additionally, the Company announces that, by analogy with the provisions of the last paragraph of Article 6.2 (b) (ii) of the bylaws relating to the maximum amount that the Company would have paid to Class B shareholders if it had chosen the alternative of paying the mandatory conversion ratio adjustment only in cash, the holder of class B shares entitled to receive a fractional Class A shares will receive for this fraction only a compensation in cash equivalent to the result of attributing a value of 0.50 euros to the increase in the mandatory conversion ratio (ie 0.33 Class A common shares). Therefore, in case of fractions, a holder of Class B shares will receive 0,015 euro for each hundredth (0.01) of a Class A common share.

Madrid, June 11th, 2014.

The Secretary of the Board of Directors, Mr. Antonio García-Mon Marañés

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

June 12, 2014	By:	/s/ Antonio García-Mon
	Name:	Antonio García-Mon
	Title:	Secretary of the Board of Directors